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                                                           _____________________
                                                              SEC FILE NUMBER
                                                                000-28893
                                                           _____________________

                                                           _____________________
                                                               CUSIP NUMBER
                                                                539441105
                                                           _____________________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):   |X| Form 10-K   |_|  Form 20-F  |_|  Form 11-K
               |_|  Form 10-Q  |_|  Form N-SAR

            For Period Ended:    December 31, 2001
                               -----------------------------
            [  ] Transition Report on Form 10-K
            [  ] Transition Report on Form 20-F
            [  ] Transition Report on Form 11-K
            [  ] Transition Report on Form 10-Q
            [  ] Transition Report on Form N-SAR
            For the Transition Period Ended:
                                              ---------------------------------

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

  L90, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

  Not applicable
--------------------------------------------------------------------------------
Former Name if Applicable

  4499 Glencoe Avenue
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

  Marina del Rey, California 90292
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a)The reasons described in reasonable detail in Part III of this
         |     form could not be eliminated without unreasonable effort or
         |     expense;
         |  (b)The subject annual report, semi-annual report, transition report
         |     on Form 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be
    |X|  |     filed on or before the 15th calendar day following the prescribed
         |     due date; or the subject quarterly report or transition report on
         |     Form 10-Q, or portion thereof will be filed on or before the
         |     fifth calendar day following the prescribed due date; and
         |  (c)The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

As previously announced in Form 8-K filed with the Securities Exchange Commission on February 4, 2002, Registrant received notice that the Commission is conducting an investigation into Registrant's financial records. The Registrant is conducting its own internal investigation into these matters. As a result, Registrant's management is currently unable to complete Registrant's Form 10-K for the period ended December 31, 2001.

                                    Potential  persons who are to respond to the
                                    collection of information  contained in this
(Attach Extra Sheets if Needed)     form are not required to respond  unless the
                                    form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

             Peter Huie                    310                   751-0200
--------------------------------  -----------------------  ---------------------
               (Name)                    (Area Code)        (Telephone Number)


(2) Have all other periodic  reports  required under section 13 or 15(d)
    of  the  Securities  Exchange  Act  of  1934  or  section  30 of the
    Investment  Company  Act of 1940 during the  preceding  12 months or for such  shorter  period that the  registrant  was required to file such  report(s)  been  filed?  If the  answer  is no,  identify  the
    report(s).                                                             |X|  Yes |_|  No
---------------------------------------------------------------------------------------------

(3) Is  it  anticipated  that  any  significant  change  in  results  of operations  from the  corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be included in the
    subject report or portion thereof?                                     |_|  Yes |X|  No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


================================================================================

                                    L90, Inc.
   --------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    March 29, 2002                           By  /s/ Peter Huie
     -------------------------------------          ----------------------------
                                                     Peter Huie, General Counsel


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
----------------------------------           -----------------------------------
  Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                                                  [LOGO OMITTED]
                                                                        ANDERSEN


Mr. Mitchell Cannold                                     Arthur Andersen LLP
L90, Inc.                                                Suite 800
4499 Glencoe Avenue                                      18201 Von Karman Avenue
Marina del Rey, California 90292                         Irving CA  92812-1005

                                                         Tel: 949 757 3100
                                                         Fax: 949 757 3163

                                                         www.andersen.com

March 29, 2002

Dear Mitchell:

We have read Part III of the Form 12B-25 of L90, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements made therin.

Very truly your,

/s/ Arthur Andersen LLP